BIO BLAST PHARMA LTD.

35 Ahad Ha’am Street

Tel Aviv 6520206 Israel

March 14, 2014

Via EDGAR

Jeffrey P. Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bio Blast Pharma Ltd.
Registration Statement on Form F-1
Filed February 7, 2014
File No. 333-193824

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter of March 6, 2014 regarding the above registration statement. For your convenience, your comments appear in italics, followed by our responses. We are concurrently filing via EDGAR Amendment No. 1 to the Form F-1. Page references in our responses are to Amendment No. 1.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

We have submitted certain exhibits with Amendment No. 1 and will submit all remaining exhibits as soon as they are available.

2. Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

We have added a few new images to Amendment No. 1 at pages 65, 66, 67, 69 and 70. We do not intend to use any additional images.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

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We will supplementally provide the requested copies of all such written communications and all such research reports. At this time there are none.

4. Please remove the two pages of graphics between the prospectus cover page and the table of contents or move the graphics to another section of the prospectus. If retained, please provide context to enable the reader to understand the presentation.

We have added text to the two pages of graphics between the prospectus cover page and the table of contents to enable the reader to understand the presentation.

5. Please ensure that the text provided in all images included in your registration statement can be easily read by investors. For example, portions of the text in the image on pages 58 and 60 are difficult to read.

We have revised the images on pages 65, 66, 67, 69 and 70 of Amendment No. 1.

Prospectus Summary, page 1

6. Please define the following scientific terms at their first use to provide a reasonable investor with understanding of such terms:

•	“pathophysiological;”
•	“myopathy;”
•	“pharmacopeial;” and
•	“disaccharide chemical chaperone.”

We have revised our disclosures on pages 1, 2, 56 and 58 of Amendment No. 1 to define the requested terms.

Implications of being an Emerging Growth Company, page 5

7. Please expand this discussion to clarify the relief a company gets as a Foreign Private Issuer in addition to the relief that you will enjoy as an emerging growth company. Please also revise your prospectus to indicate that you have decided to avail yourselves of the relief from adopting new accounting standards.

We have revised our disclosure on page 6 of Amendment No. 1 to address the relief we get as a Foreign Private Issuer and to address that we have decided to avail ourselves of the relief relating to the adoption of new accounting standards.

8. We note your statement that you “have not made a decision whether to take advantage of any or all” of the applicable JOBS Act exemptions. Please reconcile this statement with your risk factor on pages 34 and 35 that states that you intend to take advantage of specific listed exemptions until you are no longer an emerging growth company.

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We have revised our disclosure on page 6 of Amendment No. 1 to provide that we intend to take advantage of the disclosed exemptions and other exemptions available to emerging growth companies.

Risk Factors

“We may find it difficult to enroll patients…,” page 12

9. Please disclose any past difficulties you have experienced enrolling patients in clinical trials.

We have not yet encountered any difficulties in enrolling patients in clinical trials and we have revised our disclosure on page 14 of Amendment No. 1 to provide that “although we have not yet encountered difficulty enrolling patients in clinical studies in the past, we may experience delays in our clinical studies if we encounter difficulties in enrollment in the future.”

“Our product candidates may cause undesirable side effects…,” page 14

10. Please expand the discussion to state whether you have product liability insurance and the amount of coverage.

We do not currently have product liability insurance, and we have revised our disclosure on page 16 of Amendment No. 1 to provide that “We do not currently hold product liability insurance and do not anticipate obtaining product liability insurance until such time as we have received FDA or other comparable foreign authority approval for a product and there is a product that is being provided to third parties outside of clinical trials.”

“We may not be able to protect our intellectual property rights throughout the world…,” page 27

11. We note your statement on page 64 that China is one of the countries in which you intend to protect your proprietary rights. Accordingly, in this risk factor, please disclose that China is one of the foreign countries that has not protected a company’s intellectual property rights to the same extent as federal and state laws in the United States.

We have revised our disclosure on page 31 of Amendment No. 1 to provide that China is a country where we intend to protect our intellectual property rights to the extent possible.

“The JOBS Act and our status as a foreign private issuer will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors…,” page 34

12. Please provide one or more examples of the “certain governance requirements” from which your status as a foreign private issuer exempts you.

We have revised our disclosure on page 40 of Amendment No. 1 to state that we are exempt from the requirement for independent director oversight of the nomination of directors and executive compensation.

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Passive Foreign Investment Company (“PFIC”) Risk Factor

13. Please add a risk factor that discusses the risk that you may be classified as a PFIC for the current taxable year or for future years. Include in the risk factor a brief description of what it means to be classified as a PFIC and the consequences for your shareholders should you be classified as a PFIC. Further disclose that you do not intend to provide the information that would enable investors to take a qualified electing fund (“QEF”) election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

We have added a risk factor on page 36 of Amendment No. 1 to address the foregoing comment.

Use of Proceeds, page 39

14. Please expand the discussion to indicate what stage of clinical program completion you expect to achieve for each allocation of proceeds.

We have added disclosure to page 7 and page 45 of Amendment No. 1 to indicate the stage of clinical program completion we expect to achieve for each allocation of proceeds.

Dilution, page 41

15. Please revise the presentation to start with the historical net tangible book value instead of pro forma net tangible book value.

We have revised our disclosure on page 48 of Amendment No. 1 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview

Research and Development Expenses, page 43

16. Please expand your disclosures to include the total costs incurred during each period presented and to date for each key research and development project.

We have revised and expanded our disclosure on pages 52 and 53 of Amendment No. 1 to include the total costs incurred during each period presented for each key research and development project.

Critical Accounting Policies and Estimate

JOBS Act, page 44

17. You state that you have elected to delay such adoption of new or revised accounting standards under Section 107 of the JOBS Act. Please revise your disclosure to state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your risk factor disclosure.

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We have revised our disclosure on pages 40 and 51 of Amendment No. 1 to indicate that as a result of the election not to adopt new or revised accounting standards under Section 107 to the JOBS Act, our financial statements may not be comparable to companies that comply with the public company effective date.

Stock-Based Compensation and Fair Value of Ordinary Shares, page 44

18. We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

We wish to supplementally clarify to the Staff that in the preceding twelve months we had only one grant of options (83,579) on May 13, 2013, as described in Note 8 (d) to the financial statements.

We sold 2,130,159 ordinary shares in two equal installments in June 2013 and January 2014, at a price of $0.95 per share to a third party, non-affiliated investor. The price per share was determined on an arms’ length basis, and the price per share of the second installment was agreed as of June 2013. In May 2013 the fundamental terms and conditions of this sale were known so we used the price per share of this sale as a basis for the estimation of the fair value of the options granted.

In addition, on February 6, 2014, we issued 782,537 ordinary shares to outside private placement investors in an arms’ length transaction at a price per share of $6.07.

The reasons for the increase in the price per share from June 2013 through February 2014 are as follows:

•	The probability for an initial public offering increased immensely.
•	Progress in clinical trials and entering into Phase II with two projects prior to the planned initial public offering, one of which will become global in Israel.
•	Pre-IND meeting already scheduled for one project.
•	One of the projects is IP allowed.

Other than the one grant of options (mentioned above), no other options were granted in the last twelve months and no debts incurred that may raise a beneficial conversion feature expense.

Business

Overview, page 49

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19. Please disclose if any investigational new drug applications for your products have been submitted to the FDA. If so, please state the relevant date(s) and if any application was not submitted under your name, the name under which the application was submitted.

We have revised our disclosure on page 56 of Amendment No. 1 to provide that we have not yet submitted any investigational new drug applications for our products to the FDA.

Product Candidates – Disease background, rationale for treatment…, page 54

20. Where you refer to planned clinical trials, please state the countries in which you intend to conduct such clinical trials.

We have revised our disclosure on pages 64-70 of Amendment No.1 to indicate the countries in which we intend to conduct clinical trials.

21. For each discussion of market potential for your product candidates, please provide a numerical estimate of the number of people afflicted by each applicable disease.

We have revised our disclosure on pages 64-68 of Amendment No.1 to provide estimates of the number of people afflicted by the applicable disease.

22. Where you have already provided numerical estimates, please explain how the estimates were determined. In this regard, we note the statement on page 58 that Friedreich’s ataxia affects about 1 in every 50,000 people in the United States and that the estimated number of Friedreich’s ataxia patients in the United States is approximately 15,000. This ratio and estimated potential market does not appear to be consistent with the population of the United States.

We have revised our disclosure on page 67 of Amendment No. 1 to provide that there are approximately 6,000 Friedreich’s ataxia patients in the United States and 15,000 worldwide.

Management

Corporate Governance Practices

External Directors, page 83

23. Please clarify the difference between an “external director” under the Israeli Companies Law and an “independent director” under Nasdaq listing rules. For example, would an external director also qualify as an independent director?

We have revised our disclosure on page 95 of Amendment No. 1 to clarify the difference between an “external director” under the Israeli Companies Law and an “independent director” under Nasdaq listing rules.

Approval of Related Party Transactions Under Israeli Law, page 92

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24. Please provide one or more examples of the “certain defined types of extraordinary transactions between a public company and its controlling shareholder” that are exempted from the shareholder approval requirements under Israeli Companies Law regulations.

We have revised our disclosure on page 106 of Amendment No. 1 to provide examples of extraordinary transactions between a public company and its controlling shareholder that are exempted from the shareholder approval requirements under Israeli Companies Law regulations.

Compensation of Executive Officers and Directors, page 94

25. Please supplementally advise, with a view to disclosure, whether you are required to disclose, or have disclosed, in Israel the annual compensation of your named executive officers and directors on an individual basis for the most recently completed fiscal year. See Item 6.B.1 of Form 20-F.

We supplementally advise the Staff that we are not required to provide individual disclosure of the annual compensation to our directors and senior management for the most recently completed fiscal year under the laws of the State of Israel, nor have we otherwise disclosed such information in the past.

According to the Israeli Securities Law, only a company that qualifies as a public reporting company is required to comply with the reporting obligations stated in the Israeli Securities Law and the regulations promulgated thereunder. Since we will not be offering shares to the public in Israel, we are not regarded as a reporting corporation under the Israeli Securities Law. Accordingly, we believe that we are permitted to furnish compensation information on an aggregate basis under Item 6.B of Form 20-F.

Pursuant to Israeli law, within nine months of the initial public offering, we will be required to present a compensation policy for approval by our shareholders. The compensation policy will contain a framework for compensation of directors and senior management, including a number of mandatory elements, so that even if individual compensation is not disclosed, investors will still have an understanding of the compensation of directors and senior management. In addition, we will be required to disclose, and seek shareholder approval for, any new compensation payable to a director or the chief executive officer of the Company.

26. Please disclose the total amounts set aside or accrued by you to provide pension, retirement or similar benefits for your named executive officers and directors. See Item 6.B.2 of Form 20-F.

We wish to clarify to the Staff that our two executives serve as contractors (as described in Note 9 (a) and Note 9 (c)). Under their service contract agreements, these individuals are not eligible to pension, retirements or similar benefits, and therefore no accrual or any amounts were set aside. In addition, based on the agreement with our four outside directors, these individuals are also not eligible for pension, retirements or similar benefits, and therefore no accrual or any amounts were set aside. We have revised our disclosure on page 108 of Amendment No. 1 to clarify that these individuals are not eligible for pension, retirements or similar benefits.

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Principal Shareholders, page 98

27. Please disclose the percentage of shares held in the United States and the number of United States shareholders.

We have revised our disclosure on page 112 of Amendment No. 1 to provide that 17 record holders holding approximately 7.26% of our outstanding ordinary shares had registered addresses in the United States.

Shares Eligible for Future Sale

Lock-up agreements, page 106

28. When available, please file a form of lock-up agreement as an exhibit to the registration statement.

We will submit the form of lock-up agreement when the Underwriting Agreement is filed with a subsequent amendment.

Rule 144, page 106

29. We note your statement that “any person who is not our affiliate and has held their shares for at least six months. .may sell shares without restriction.” However, such a person would be subject to the current public information condition under Rule 144(c). Please revise accordingly.

We have revised our disclosure on page 120 of Amendment No. 1 to provide that such sales may be made so long as we have filed all reports required by the Exchange Act during the previous 12 months (or such shorter period that were required to file such reports).

Financial Statements

General

30. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

•	How do you maintain your books and records and prepare your financial statements?

o	Describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•	What is the background of the people involved in your financial reporting?

•	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

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o	What role he or she takes in preparing your financial statements;
o	What relevant education and ongoing training he or she has had relating to U.S. GAAP;
o	The nature of his or her contractual or other relationship to you;
o	Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
o	About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

•	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

o	The name and address of the accounting firm or organization;
o	The qualifications of their employees who perform the services for your company;
o	How and why they are qualified to prepare your financial statements;
o	How many hours they spent last year performing these services for you; and
o	The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

•	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

o	Why you believe they are qualified to prepare your financial statements;
o	How many hours they spent last year performing these services for you; and
o	The total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

We are an Israeli corporation organized under the laws of the State of Israel. We currently conduct substantially all of our operations outside the United States. We record and maintain our books and records and prepare the financial statements in accordance with local Generally Accepted Accounting Principles ("GAAP"), Israeli GAAP. For the purpose of issuing financial statements under U.S. GAAP, we adjusted our records to comply with U.S. GAAP.

In order to ensure that our financial statements are prepared in accordance with U.S. GAAP, we maintain the following controls and procedures to ensure that the activities we conduct and the transactions we consummate are recorded in accordance with US GAAP:

•	We have developed our significant accounting policies based on U.S. GAAP for the purpose of preparing our financial statements.
•	The CFO and the outsource controller analyze the accounting implications under U.S. GAAP for new and significant transactions or changes in our operations to determine the appropriate accounting treatment. (See below for a description of the outsource controlling firm.)
•	The accountants prepare accounting entries for transactions based on the financial data and the review of the underlying supporting documents. The outsourced controller prepares the first draft of the financial statements. The CFO performs a quality control review on the draft financial statements, including an assessment of the appropriateness of the accounting treatments and financial statements.

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We verify that the outsourced organization has the appropriate knowledge, experience and skills to prepare our financial statements in accordance with U.S. GAAP standards. Our outsourced organization which adopts and applies accounting policies, include the CFO and the outsourced Controller (see further discussion below). Our financial personnel have the appropriate educational background and experience and are provided with the proper training for applying U.S. GAAP. We advise the Staff that our accounting and outsourced organization is capable of preparing our financial statements. Our CFO has relevant education and experience in U.S. GAAP reporting. Our CFO, supported by the outsourced controller, leads the overall accounting and financial functions.

Our Chief Financial Officer:

Udi Gilboa functions as our CFO. He is responsible for supervising accounting and finance issues, for performing high-level reviews and for the quality of our financial statements prepared under U.S. GAAP. The CFO attends professional conferences to stay updated with new U.S. GAAP accounting issues and SEC matters. The CFO is the founder and managing partner of a prominent Israeli life sciences investment bank. He is also the founder of a number of medical device and pharmaceutical companies. He serves as a director of private and public companies whose shares are listed for trading on the Tel Aviv Stock Exchange and as a CFO of a public company whose shares are listed for trading on NASDAQ and that applies U.S. GAAP. In addition, the CFO holds a Bachelor’s degree and M.B.A. from Tel Aviv University.

We retain a third party organization, Brooks-Keret ("BK"), to prepare our financial statements and provide book-keeping and controlling services. This organization is located in 6 Hamaalit Street, Hasharon Industry Park, Kadima, Israel. BK invested approximately 180 hours in 2013 performing its services. In addition, the total amount of fees paid for 2013 in connection with the preparation of the financial statements amounted to approximately $8,600.

Outsourced Controller:

BK staff contains over 100 skilled employees and over 350 customers. The appointed controller is an Israeli CPA since 2011 and had her practice period at one of the big four accounting firms, where she gained experience with U.S. GAAP reporting companies.

BK has many customers that implement reporting based on the US GAAP. In order to maintain a high level performance and skills BK has an internal professional department that supports its controllers with a professional issues raised and ongoing professional updates.

We respectfully note that we do not retain individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

Note 7-Contingent Liabilities and Commitments

c. License Agreement, page F-13

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31. Please disclose the consideration you paid or have agreed to pay Yissum Research Development Company for entering into the agreement.

We have revised the disclosure in Note 7.c to the financial statements. We wish to supplementally advise the staff that we have not disclosed the exact consideration we pay or have agreed to pay to Yissum Research Development Company for commercial reasons.

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We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call our attorney, Shy Baranov, (617) 338-2932, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

Bio Blast Pharma Ltd.

By: /s/ Udi Gilboa
Name: Udi Gilboa
Title: Chief Financial Officer

cc, with a marked copy of Amendment No. 1:

Christina De Rosa

Shy Baranov, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

Oded Har-Even, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

Joseph Walsh, Troutman Sanders LLP

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